Exhibit (a)(1)(J)

TRIAN PARTNERS WAIVES CONDITIONS TO WENDY’S/ARBY’S

TENDER OFFER RELATING TO PAST DECLINES IN MARKET

PRICES AND MARKET INDICES

NEW YORK, NY – December 5, 2008 – Trian Partners announced today that it has waived certain conditions to its previously announced tender offer related to the absence of specified declines in certain market indices and the market price for the Wendy’s/Arby’s shares but only to the extent such declines have occurred to date.

Trian Partners’ tender offer to purchase up to 40,000,000 shares of Wendy’s/Arby’s Group, Inc. Class A Common Stock for cash at a price equal to $4.15 net per Share was made subject to certain conditions, including that there shall not have been (i) any decline in either the Dow Jones Industrial Average, or the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 10% measured from the close of business on November 5, 2008 or any material adverse change in the market price in the Wendy’s/Arby’s shares or (ii) a 10% decrease, measured from the close of trading on November 5, 2008 in the market price for the Wendy’s/Arby’s shares or in the general level of market prices for equity securities in the United States.

Since commencement of the tender offer, the volatility of the financial markets has resulted in one or more of these thresholds having been exceeded on occasion from time to time. Trian Partners has determined to waive these conditions to the extent that they have been triggered to date.

The offer is scheduled to expire at 12:00 midnight, New York City time, today, Friday, December 5, 2008, unless extended. All other terms and conditions of the tender offer remain the same and are set forth in the Offer to Purchase dated November 6, 2008, as amended.

Important Information:

This Press Release is not an offer to buy or the solicitation of an offer to sell any common stock of Wendy’s/Arby’s. The tender offer that is described in this Press Release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents filed with the Securities and Exchange Commission (“SEC”). The offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Wendy’s/Arby’s shares in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of that jurisdiction.

All common stockholders of Wendy’s/Arby’s should read the tender offer materials previously filed by Trian Partners, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer previously filed by Wendy’s/Arby’s, with the SEC. Stockholders of Wendy’s/Arby’s should read the tender offer materials and the Solicitation/Recommendation Statement because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents are available at no charge on the SEC’s website at http://www.sec.gov. Wendy’s/Arby’s common stockholders may obtain Trian Partners’ tender offer materials without charge by contacting Innisfree M&A Incorporated, the Information Agent for the tender offer, toll-free at (877) 687-1874. (Banks and brokers may call collect at 212-750-5833). Stockholders of Wendy’s/Arby’s are urged to read all materials carefully before making any decision with respect to the tender offer. Any questions regarding the offer should be directed to Bank of America Securities LLC, the Dealer Manager for the tender offer, at (646) 855-8900, or Innisfree M&A Incorporated, the Information Agent for the tender offer. Banks and brokerage firms can call Innisfree M&A Incorporated collect at (212) 750-5833. All others can call Innisfree M&A Incorporated toll-free at (877) 687-1874.

About Wendy's/Arby's Group, Inc.

Wendy's/Arby's Group, Inc. is the third largest quick-service restaurant company in the United States and is the franchisor of the Wendy's® and Arby's® restaurant systems. The combined restaurant systems include more than 10,000 restaurants in 50 states and 21 countries worldwide.

About Trian Fund Management, L.P.

Founded in November 2005, Trian Fund Management, L.P. is an investment firm whose Principals are Nelson Peltz, Peter W. May and Edward P. Garden. Mr. Peltz is non-executive Chairman, Mr. May is non-executive Vice Chairman and Mr. Garden is a Director, of Wendy’s/Arby’s Group, Inc.

CONTACTS:

Anne Tarbell at 212-451-3030 or	Carrie Bloom of Sard Verbinnen & Co.
atarbell@trianpartners.com	at 212-687-8080 or cbloom@sardverb.com